Exhibit 4

EXHIBIT 4

Directors and Executive Officers of IDT Nevada Holdings, Inc.

Set forth below are the name, position, present principal occupation and business address of each director and executive officer of IDT Nevada Holdings, Inc. (“IDT Nevada”) Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT Nevada. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
James A. Courter	Director	Vice Chairman of the Board and Chief Executive Officer of IDT Corporation (“IDT”)	c/o IDT 520 Broad Street Newark, NJ 07102

Bo Yan	Acting President, Vice President, Secretary, General Manager and Director	Acting President, Vice President, Secretary, General Manager and Director	c/o IDT Nevada 520 Broad Street Newark, NJ 07102

Gil Boosidan	Treasurer	Treasurer	c/o IDT Nevada 520 Broad Street Newark, NJ 07102